Exhibit 99.1

Bitauto Announces Fourth Quarter and Fiscal Year 2015 Results

BEIJING, March 8, 2016 /PRNewswire/ — Bitauto Holdings Limited (“Bitauto” or the “Company”) (NYSE: BITA), a leading provider of internet content and marketing services for China’s fast-growing automotive industry, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2015[1].

Fourth Quarter and Fiscal Year 2015 Highlights

•	Revenue in the fourth quarter of 2015 was RMB1.24 billion (US$191.3 million), a 27.1% increase from the corresponding period in 2014. Revenue in fiscal year 2015 was RMB4.01 billion (US$619.3 million), a 63.1% increase from 2014.

•	Gross profit in the fourth quarter of 2015 was RMB902.8 million (US$139.4 million), a 35.2% increase from the corresponding period in 2014. Gross profit in fiscal year 2015 was RMB2.78 billion (US$429.5 million), a 49.4% increase from 2014.

•	Non-GAAP profit in the fourth quarter of 2015 was RMB112.2 million (US$17.3 million), compared to a non-GAAP profit of RMB197.4 million (US$30.5 million) in the corresponding period in 2014. Non-GAAP profit in fiscal year 2015 was RMB367.7 million (US$56.8 million), compared to a non-GAAP profit of RMB510.9 million (US$78.9 million) in 2014.

•	Non-GAAP basic and diluted profit per ADS in the fourth quarter of 2015 was RMB1.68 (US$0.26) and RMB1.63 (US$0.25), respectively. Non-GAAP basic and diluted profit per ADS in fiscal year 2015 was RMB5.86 (US$0.90) and RMB5.47 (US$0.84), respectively.

Mr. William Li, chief executive officer and chairman of Bitauto commented, “We are pleased to announce healthy results for the fourth quarter of 2015, with revenue growing 27.1% year-over-year. For the full year 2015, Bitauto made significant progress across our businesses and delivered strong growth. Our top-line grew 63.1% year-over-year, with revenue from our EP platform growing 122.3% year-over-year in 2015.”

“In 2015, Bitauto generated over 100 million sales leads for our automobile customers, with approximately 70% of leads generated from mobile. Our EP platform maintained its industry leading position with peak paid customers exceeding 24,900 in 2015. We continued to make strategic investments and expanded our automobile transaction services offering in order to optimize consumers’ automobile buying experience online and offline. We have successfully developed various growth initiatives in Bitauto’s automobile transaction services business which have been well received by the market.”

“Looking to 2016, we will continue to execute on Bitauto’s core business strategies to strengthen our industry leadership. First, we will continue to optimize our offline service infrastructure, further develop our transaction services, including automobile transactions, CRM and automotive financing services, and improve the overall efficiency of our transaction services. Second, we will strive to further improve the automobile buying experience for customers and enhance Bitauto’s brand in the automobile transaction market. Third, we will continue to increase our mobile monetization capability from core businesses, such as advertising and transaction services, through tighter integration with our mobile offerings.”

Mr. Andy Zhang, chief operating officer and chief financial officer of Bitauto, said, “Over the past year, Bitauto continued to invest in building our brand and expanding our core businesses, especially the automobile transaction services business. In 2016, we will focus on maintaining growth while enhancing our operating efficiency and solidifying our long-term competitiveness. Beginning from the first quarter of 2016, Bitauto will change its accounting standards from International Financial Reporting Standards (IFRS) to accounting principles generally accepted in the United States of America (U.S. GAAP). In addition, in order to better reflect Bitauto’s business structure and provide more clarity regarding its operating performance, beginning from the first quarter of 2016, the company will report financial results across three business segments: advertising and subscription business, transaction services business and digital marketing solutions business.”

Fourth Quarter 2015 Results

Bitauto reported revenue of RMB1.24 billion (US$191.3 million) for the fourth quarter of 2015, including advertising and subscription revenue of RMB1.06 billion (US$163.6 million) and agent service revenue[2] of RMB179.6 million (US$27.7 million), representing a 27.1% increase from the corresponding period in 2014. The increase in revenue was primarily attributable to the growth of the Company’s EP platform business and advertising business.

Cost of revenue for the fourth quarter of 2015 was RMB336.6 million (US$52.0 million), representing a year-over-year increase of 9.4% from RMB307.7 million (US$47.5 million). Cost of revenue as a percentage of revenue in the fourth quarter of 2015 was 27.2%, compared to 31.6% in the corresponding period in 2014.

Gross profit for the fourth quarter of 2015 was RMB902.8 million (US$139.4 million), representing a 35.2% increase from the corresponding period in 2014.

Selling and administrative expenses were RMB1.17 billion (US$181.0 million) for the fourth quarter of 2015, representing an increase of 178.1% from the corresponding period in 2014. This increase was primarily attributable to the increase in headcount and related expenses, mobile marketing efforts, amortization of intangible assets relating to the strategic cooperation with JD.com as well as write-down of assets.

Product development expenses were RMB88.8 million (US$13.7 million) for the fourth quarter of 2015, a 74.7% increase from the corresponding period in 2014. The increase was primarily due to an increase in product development headcount and related expenses.

Share-based payment expenses, which were allocated to related operating expense line items, were RMB27.6 million (US$4.3 million) in the fourth quarter of 2015, compared to RMB34.0 million (US$5.2 million) in the corresponding period in 2014.

IFRS operating loss in the fourth quarter of 2015 was RMB364.1 million (US$56.2 million), compared to an operating profit of RMB194.2 million (US$30.0 million) in the corresponding period in 2014. This was primarily attributable to increased compensation expense resulting from an increase in both headcount and the level of salaries and benefits, marketing expense, amortization of intangible assets related to the strategic cooperation with JD.com, as well as write-down of assets.

Non-GAAP operating profit in the fourth quarter of 2015 was RMB108.7 million (US$16.8 million), compared to a non-GAAP operating profit of RMB239.4 million (US$37.0 million) in the corresponding period in 2014.

Income tax expense in the fourth quarter of 2015 was RMB7.3 million (US$1.1 million), compared to RMB38.5 million (US$5.9 million) in the corresponding period in 2014.

IFRS loss in the fourth quarter of 2015 was RMB314.3 million (US$48.5 million), compared to an IFRS profit of RMB150.0 million (US$23.2 million) in the corresponding period in 2014. Basic and diluted loss per ADS, each representing one ordinary share, in the fourth quarter of 2015 amounted to RMB5.30 (US$0.82) and RMB5.30 (US$0.82), respectively.

Non-GAAP profit in the fourth quarter of 2015 was RMB112.2 million (US$17.3 million), compared to a non-GAAP profit of RMB197.4 million (US$30.5 million) in the corresponding period in 2014. Non-GAAP basic and diluted profit per ADS in the fourth quarter of 2015 amounted to RMB1.68 (US$0.26) and RMB1.63 (US$0.25), respectively.

Fourth Quarter 2015 Business Segment Results

Revenue from the advertising business for the fourth quarter of 2015 was RMB455.2 million (US$70.3 million), representing a 1.4% increase from the corresponding period in 2014.

Cost of revenue for the advertising business for the fourth quarter of 2015 was RMB83.3 million (US$12.9 million), compared to RMB109.9 million (US$17.0 million) for the corresponding period in 2014. Cost of revenue as a percentage of revenue in the fourth quarter of 2015 was 18.3%, compared to 24.5% in the corresponding period in 2014.

Gross profit from the advertising business for the fourth quarter of 2015 was RMB371.9 million (US$57.4 million), representing a 9.7% increase from the corresponding period in 2014.

Operating profit from the advertising business for the fourth quarter of 2015 was RMB134.6 million (US$20.8 million), representing a 19.7% increase from the corresponding period in 2014.

Revenue from the EP platform business for the fourth quarter of 2015 was RMB604.5 million (US$93.3 million), representing a 78.0% increase from the corresponding period in 2014. The increase was attributable to an increase in transaction services including automobile transactions, customer relationship management and automotive financing services, as well as an increase in the number of paid customers.

Cost of revenue for the EP platform business for the fourth quarter of 2015 was RMB167.0 million (US$25.8 million), representing a year-over-year increase of 17.8% from RMB141.7 million (US$21.9 million) for the corresponding period in 2014. Cost of revenue as a percentage of revenue in the fourth quarter of 2015 was 27.6%, compared to 41.7% in the corresponding period in 2014.

Gross profit from the EP platform business for the fourth quarter of 2015 was RMB437.5 million (US$67.5 million), representing a 121.1% increase from the corresponding period in 2014.

Operating loss from the EP platform business for the fourth quarter of 2015 was RMB502.5 million (US$77.6 million), compared to an operating profit of RMB12.2 million (US$1.9 million) in the corresponding period in 2014. This was primarily attributable to the increased investment in transaction services on the EP platform, an increase in amortization of intangible assets relating to the strategic cooperation with JD.com as well as write-down of assets.

Revenue from the digital marketing solutions business for the fourth quarter of 2015 was RMB179.6 million (US$27.7 million), compared to RMB186.6 million (US$28.8 million) for the corresponding period in 2014.

Cost of revenue for the digital marketing solutions business for the fourth quarter of 2015 was RMB86.3million (US$13.3 million), representing a year-over-year increase of 53.9% from RMB56.1 million (US$8.7 million) for the corresponding period in 2014. The increase was mainly due to an increase in personnel expenses of employees directly engaged in revenue-generating activities.

Gross profit from the digital marketing solutions business for the fourth quarter of 2015 was RMB93.3 million (US$14.4 million), compared to a gross profit of RMB130.5 million (US$20.2 million) for the corresponding period in 2014.

Operating profit from the digital marketing solutions business for the fourth quarter of 2015 was RMB3.8 million (US$0.6 million), compared to RMB69.5 million (US$10.7 million) for the corresponding period in 2014. This was mainly due to an increase in direct costs for the customer support services such as marketing activities and website design and maintenance for our customers, and personnel expenses of employees.

As of December 31, 2015, the Company had cash and cash equivalents, time deposits and restricted cash of RMB3.39 billion (US$523.6 million). Cash used in operating activities, cash from investing activities, and cash from financing activities in the fourth quarter of 2015 were RMB500.5 million (US$77.3 million), RMB141.0 million (US$21.8 million), and RMB84.5 million (US$13.0 million), respectively.

Gross billings [3] in the fourth quarter of 2015 was RMB1.68 billion (US$259.8 million), compared to RMB1.30 billion (US$201.2 million) in the corresponding period in 2014.

Fiscal Year 2015 Results

Revenue in 2015 was RMB4.01 billion (US$619.3 million), including advertising and subscription revenue of RMB3.56 billion (US$548.8 million) and agent service revenue of RMB456.5 million (US$70.5 million), representing a 63.1% increase from 2014. The increase was mainly attributed to the growth of the EP platform business, the advertising business and the digital marketing solutions business.

Cost of revenue in 2015 was RMB1.23 billion (US$189.8 million), representing a year-over-year increase of 106.0% from RMB597.0 million (US$92.2 million) in 2014. Cost of revenue as a percentage of revenue in 2015 was 30.7%, compared to 24.3% in 2014. The increase was mainly due to an increase in direct costs in transaction services on the EP platform and other higher-direct-cost services.

Gross profit in 2015 was RMB2.78 billion (US$429.5 million), representing a 49.4% increase from 2014.

Selling and administrative expenses in 2015 were RMB2.99 billion (US$462.0 million), representing an increase of 154.5% from 2014. This increase was primarily attributable to the increase in headcount and related expenses, mobile marketing efforts, amortization of intangible assets relating to the strategic cooperation with JD.com as well as write-down of assets.

Product development expenses in 2015 were RMB312.1 million (US$48.2 million), a 110.8% increase from 2014. The increase was primarily due to an increase in product development headcount and related expenses.

Share-based payment expenses in 2015, which were allocated to related operating expense line items, were RMB120.0 million (US$18.5 million), compared to RMB57.1 million (US$8.8 million) in 2014. The increase was mainly due to the granting of restricted share units in 2014 and 2015.

IFRS operating loss in 2015 was RMB479.6 million (US$74.0 million), compared to an operating profit of RMB527.3 million (US$81.4 million) in 2014. This was primarily attributable to increased compensation expense resulting from an increase in both headcount and the level of salaries and benefits, marketing expense, direct costs in transaction services on the EP platform, amortization of intangible assets related to the strategic cooperation with JD.com as well as write-down of assets.

Non-GAAP operating profit in 2015 was RMB410.3 million (US$63.3 million), compared to a non-GAAP operating profit of RMB599.5 million (US$92.6 million) in 2014.

Income tax expense in 2015 was RMB64.5 million (US$10.0 million), compared to RMB97.6 million (US$15.1 million) in 2014.

IFRS loss in 2015 was RMB416.5 million (US$64.3 million), compared to an IFRS profit of RMB489.1 million (US$75.5 million) in 2014. Basic and diluted loss per ADS, each representing one ordinary share, in fiscal year 2015 amounted to RMB7.30 (US$1.13) and RMB7.30 (US$1.13), respectively.

Non-GAAP profit in 2015 was RMB367.7 million (US$56.8 million), compared to a non-GAAP profit of RMB510.9 million (US$78.9 million) in 2014. Non-GAAP basic and diluted profit per ADS in fiscal year 2015 amounted to RMB5.86 (US$0.90) and RMB5.47 (US$0.84), respectively.

Fiscal Year 2015 Business Segment Results

Revenue from the advertising business in 2015 was RMB1.62 billion (US$250.0 million), representing a 31.3% increase from 2014. The increase was attributable to better brand recognition of the bitauto.com website due to its leading position as one of the most effective auto vertical destinations in China as well as an increase in advertising spending by automaker customers.

Cost of revenue for the advertising business in 2015 was RMB321.8 million (US$49.7 million), representing a year-over-year increase of 45.5% from RMB221.2 million (US$34.1 million) in 2014. This was mainly due to an increase in higher-direct-cost services, as well as an increase in fees paid to partners’ websites to distribute dealer customers’ automobile pricing and promotional information. Cost of revenue as a percentage of revenue in 2015 was 19.9%, compared to 17.9% in 2014.

Gross profit from the advertising business in 2015 was RMB1.30 billion (US$200.3 million), representing a 28.2% increase from 2014.

Operating profit from the advertising business in 2015 was RMB390.0 million (US$60.2 million), representing a 18.0% increase from 2014.

Revenue from the EP platform business in 2015 was RMB1.94 billion (US$298.8 million), representing a 122.3% increase from 2014, primarily due to an increase in transaction services including automobile transactions, customer relationship management and automotive financing services, as well as an increase in the number of paying customers.

Cost of revenue for the EP platform business in 2015 was RMB672.3 million (US$103.8 million), representing a year-over-year increase of 197.9% from RMB225.7 million (US$34.8 million) in 2014. This was mainly due to an increase in direct costs in transaction services on the EP platform. Cost of revenue as a percentage of revenue in 2015 was 34.7%, compared to 25.9% in 2014.

Gross profit from the EP platform business in 2015 was RMB1.26 billion (US$195.0 million), representing a 95.8% increase from 2014.

Operating loss from the EP platform business in 2015 was RMB907.4 million (US$140.1 million), compared to an operating profit of RMB135.4 million (US$20.9 million) in 2014. This was primarily attributable to the increased investment in transaction services on the EP platform and an increase in amortization of intangible assets relating to the strategic cooperation with JD.com as well as write-down of assets.

Revenue from the digital marketing solutions business in 2015 was RMB456.5 million (US$70.5 million), representing a 28.6% increase from 2014, which was primarily due to an increase in the number of advertising customers.

Cost of revenue for the digital marketing solutions business in 2015 was RMB235.5 million (US$36.4 million), representing a year-over-year increase of 56.9% from RMB150.2 million (US$23.2 million) in 2014. The increase was mainly due to an increase in direct costs of the customer support services such as marketing activities and website design and maintenance for our customers.

Gross profit from the digital marketing solutions business in 2015 was RMB221.0 million (US$34.1 million), compared to a gross profit of RMB204.9 million (US$31.6 million) in 2014.

Operating profit from the digital marketing solutions business in 2015 was RMB37.9 million (US$5.8 million), compared to an operating profit of RMB61.4 million (US$9.5 million) in 2014. This was mainly due to an increase in direct costs of the customer support services and personnel expenses of employees.

Cash used in operating activities, cash used in investing activities such as capital expenditures, and cash from financing activities in 2015 were RMB2.15 billion (US$332.3 million), RMB1.40 billion (US$216.0 million), and RMB5.27 billion (US$813.8 million), respectively.

Gross billings in 2015 was RMB5.39 billion (US$831.8 million), compared to RMB3.45 billion (US$533.0 million) in 2014.

Bills receivables, representing short-term notes receivable issued by financial institutions that entitle the Company to receive the full face amount from the financial institutions at maturity, which generally range from three to six months from the date of issuance, was RMB147.7 million (US$22.8 million) as of December 31, 2015, compared to RMB104.7 million (US$16.2 million) as of December 31, 2014.

Trade receivables was RMB1.90 billion (US$293.3 million) as of December 31, 2015, compared to RMB1.34 billion (US$207.4 million) as of December 31, 2014. This increase was in line with gross billings growth.

The number of employees totaled 5,282 as of December 31, 2015, including employees of the entities in which Bitauto acquired and holds controlling interests. This represented an 81.6% increase from the same period in 2014, which was primarily due to higher headcount in Bitauto’s customer support service teams as the Company expands its offline service infrastructure to enhance the automobile buying experience, as well as increased headcount in Bitauto’s mobile product development team.

Days sales outstanding (“DSO”) [4] were approximately 115 days in 2015, compared to 105 days in 2014.

As of December 31, 2015, the Company had a total of 63,311,294 ordinary shares, with 34,388,244 ADSs issued and outstanding. Each ADS represents one ordinary share of the Company. Non-GAAP basic and diluted per ADS figures for the fourth quarter of 2015 were calculated using a weighted average of 60,568,015 and 62,477,303 ADSs, respectively. Non-GAAP basic and diluted per ADS figures for fiscal year 2015 were calculated using a weighted average of 58,142,432 and 60,300,058 ADSs, respectively.

Changes in Accounting Standards and Segment Reporting Disclosure

Bitauto announced that beginning from the first quarter of 2016, it will change the Company’s accounting standards from International Financial Reporting Standards (IFRS) to accounting principles generally accepted in the United States of America (U.S. GAAP).

In addition, in order to better reflect Bitauto’s business structure and provide more clarity regarding its operating performance, beginning from the first quarter of 2016 the Company will report financial results across three business segments: advertising and subscription business, transaction services business and digital marketing solutions business.

First Quarter 2016 Outlook

Bitauto currently expects to generate revenue in the range of RMB1.05 billion (US$162.4 million) to RMB1.09 billion (US$167.8 million) in the first quarter of 2016. Bitauto currently expects non-GAAP profit attributable to ordinary shareholders of the parent to be in the range of RMB58.0 million (US$9.0 million) to RMB68.0 million (US$10.5 million) in the first quarter of 2016.

This forecast takes into consideration seasonality factors in Bitauto’s business, and excludes any impact of foreign currency fluctuation. It reflects management’s current and preliminary view, which is subject to change.

Conference Call Information

Bitauto’s management will hold an earnings conference call on March 8, 2016, at 7:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-675-0437 or +1-866-519-4004

Hong Kong:	+852 3018-6771 or 800-906-601

China:	800-8190-121 or 400-6208-038

International:	+65-6713-5090

Conference ID:	37750415

A replay of the conference call may be accessed by phone at the following number until March 17, 2016:

US:	+1-855-452-5696 or +1-646-254-3697

International:	+61-2-8199-0299

Conference ID:	37750415

Additionally, a live and archived webcast of this conference call will be available at http://ir.bitauto.com.

[1]	This announcement contains translations of certain amounts in Renminbi into U.S. dollars at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.4778 to US$1.00, the effective noon buying rate as of December 31, 2015 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.
[2]	The agent service revenue is primarily derived from fees received for assisting customers in placing advertisements, organizing promotional activities to promote their products, and from performance–based rebates from the media vendors.
[3]	For the advertising agent services the Company provides, the Company acts as an agent in placing advertisements on the websites of the media vendors on behalf of the automaker customers. The Company receives fees in the capacity of an agent for assisting automaker customers in placing advertisements on media vendors’ websites, and therefore, records the fees on a net basis in its consolidated financial statements. The net fees recognized from each such transaction amount to a relatively small percentage of the related trade receivables or payables recorded on a gross basis. For the advertising services the Company provides, the Company acts as the principal in the arrangement and records revenues on a gross basis in its consolidated financial statements. Revenues are recognized only after the amount has been contractually agreed with the customers, the advertisements have been published and when the collectability is reasonably assured. For both the advertising agent services and advertising services provided, the Company enters into publishing schedule agreements with its automaker and automobile dealer customers, and related advertising agreements with the media vendors who are then obligated to place the advertisements according to the Company’s customers’ publishing schedule agreements. At such time, the Company records receivables from the customers and, in the same amount, corresponding payables due to the media vendors on a gross basis. Such payments are conducted through the Company. Gross billings include the gross value of advertisements placed by the Company’s customers that correspond to the gross payables recorded due to the media vendors.

[4]	The Company’s annual DSO is defined as average trade receivables divided by gross billings, multiplied by 365 days.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of internet content and marketing services for China’s fast-growing automotive industry. Bitauto manages its businesses in three segments: its advertising business, EP platform business, and digital marketing solutions business.

Bitauto’s advertising business offers a variety of advertising services mainly to automakers through its bitauto.com and taoche.com websites, which provide consumers with up-to-date automobile pricing and promotional information, specifications, reviews and consumer feedback. Bitauto’s EP platform business provides web-based and mobile-based integrated digital marketing solutions to automobile customers in China. The platform enables dealer customers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online. In 2014, the platform began providing automobile customers with additional transaction services, including automobile transaction, customer relationship management and automotive financing services, which are intended to optimize the automobile purchase experience and facilitate completion of transactions. Bitauto’s digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.

For more information, please visit ir.bitauto.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for first quarter of 2016 and the quotations from management in this announcement, as well as Bitauto’s strategic and operational plans, contain forward-looking statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the automobile industry and the internet marketing industry in China; our expectations regarding demand for and market acceptance of our services and service delivery model; our expectations regarding enhancing our brand recognition; our expectations regarding keeping and strengthening our relationships with major customers, partner websites and media vendors; relevant government policies and regulations relating to our businesses, automobile purchases and ownership in China; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Bitauto’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.

Use of Non-GAAP Financial Measures

Bitauto’s management supplements the data it receives regarding IFRS profit with non-GAAP profit, which excludes from IFRS profit the charges relating to (i) share-based payments; (ii) amortization of intangible assets resulting from asset and business acquisitions; (iii) fair value adjustment of contingent considerations; (iv) changes in fair value of financial instruments; (v) gain from deemed disposal of equity investments; (vi) gain from step acquisition arising from revaluation of previously held equity interest; and (vii) share of amortization of equity investments’ intangible assets not on their books; and (viii) assets write-down. This non-GAAP financial measure provides Bitauto’s management with the ability to assess its operating results without considering the impact of non-cash charges resulting from share-based payments. Furthermore, this non-GAAP financial measure eliminates the impact of item(s) that Bitauto does not consider indicative of the performance of its business.

The use of non-GAAP profit has certain limitations. Share-based payments have been and will continue to be incurred and are not reflected in the presentation of the non-GAAP profit. This non-GAAP financial measure should be considered in addition to results prepared in accordance with IFRS, and should not be considered a substitute for or superior to IFRS results. In addition, non-GAAP profit may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Bitauto does.

Reconciliation of this non-GAAP financial measure to the most directly comparable IFRS financial measure is set forth at the end of this release.

For investor and media inquiries, please contact:

China

IR Department

Bitauto Holdings Limited

Tel: +86-10-6849-2145

ir@bitauto.com

SELECTED CONSOLIDATED FINANCIAL DATA

Consolidated statements of comprehensive income data

	For the Three Months Ended
	December 31, 2014	December 31, 2015
	RMB	RMB
	Unaudited	Unaudited
Revenue	975,215,055	1,239,348,186
Cost of revenue	(307,703,280)	(336,580,712)

Gross profit	667,511,775	902,767,474

Selling and administrative expenses	(421,553,927)	(1,172,192,359)
Product development expenses	(50,832,074)	(88,793,642)
Other losses, net	(900,703)	(5,912,444)

Operating profit/(loss)	194,225,071	(364,130,971)

Interest income	2,929,591	5,217,774
Interest expense	(5,493,530)	(2,980,760)
Changes in fair value of financial instruments	—	(2,520,748)
Share of losses of associates and joint ventures	(3,182,738)	(9,792,803)
Gain from deemed disposal of equity investments	—	49,758,106
Gain from the adjustment of contingent consideration	—	17,419,234

Profit/(loss) before tax	188,478,394	(307,030,168)

Income tax expense	(38,476,266)	(7,290,036)

Profit/(loss) for the period	150,002,128	(314,320,204)

Total comprehensive income/(loss) for the period	153,093,254	(228,543,845)

Profit/(loss) for the period attributable to:
Ordinary shareholders of the parent	148,205,456	(320,973,055)

Total comprehensive income/(loss) for the period attributable to:
Ordinary shareholders of the parent	151,296,582	(235,196,696)

Other financial data (unaudited)
Non-GAAP profit for the period	197,426,394	112,209,294

Reconciliation of IFRS profit/(loss) to non-GAAP profit

	For the Three Months Ended
	December 31, 2014	December 31, 2015
	RMB	RMB
	Unaudited	Unaudited
Profit/(loss) for the period	150,002,128	(314,320,204)
Share-based payments	33,970,980	27,587,826
Amortization of intangible assets resulting from asset and business acquisitions	11,219,807	164,671,592
Fair value adjustment of contingent considerations	2,001,429	888,622
Changes in fair value of financial instruments	—	2,520,748
Gain from deemed disposal of equity investments	—	(49,758,106)
Share of amortization of equity investments’ intangible assets not on their books	232,050	27,606
Assets write-down	—	280,591,210

Non-GAAP profit for the period	197,426,394	112,209,294

SELECTED CONSOLIDATED FINANCIAL DATA

Consolidated statements of comprehensive income data

	For the Year Ended
	December 31, 2014	December 31, 2015
	RMB	RMB
	Audited	Unaudited
Revenue	2,458,938,024	4,011,553,742
Cost of revenue	(597,010,464)	(1,229,622,979)

Gross profit	1,861,927,560	2,781,930,763

Selling and administrative expenses	(1,175,686,612)	(2,992,475,829)
Product development expenses	(148,078,746)	(312,099,631)
Other (losses)/gains, net	(10,904,146)	43,088,556

Operating profit/(loss)	527,258,056	(479,556,141)

Interest income	13,606,952	24,980,457
Interest expense	(6,339,436)	(8,140,243)
Changes in fair value of financial instruments	—	(31,617,868)
Share of losses of associates and joint ventures	(1,341,336)	(16,215,835)
Gain from deemed disposal of equity investments	—	141,194,852
Gain from step acquisition arising from revaluation of previously held equity interest	53,581,440	—
Gain from the adjustment of contingent consideration	—	17,419,234

Profit/(loss) before tax	586,765,676	(351,935,544)

Income tax expense	(97,643,152)	(64,517,403)

Profit/(loss) for the period	489,122,524	(416,452,947)

Total comprehensive income/(loss) for the period	498,262,161	(37,574,197)

Profit/(loss) for the period attributable to:
Ordinary shareholders of the parent	485,190,724	(424,351,291)

Total comprehensive income/(loss) for the period attributable to:
Ordinary shareholders of the parent	494,330,361	(45,472,541)

Other financial data (unaudited)
Non-GAAP profit for the period	510,869,854	367,672,736

Reconciliation of IFRS profit/(loss) to non-GAAP profit

	For the Year Ended
	December 31, 2014	December 31, 2015
	RMB	RMB
	Unaudited	Unaudited
Profit/(loss) for the period	489,122,524	(416,452,947)
Share-based payments	57,103,866	120,044,603
Amortization of intangible assets resulting from asset and business acquisitions	15,171,311	489,233,053
Fair value adjustment of contingent considerations	2,655,527	3,554,503
Changes in fair value of financial instruments	—	31,617,868
Gain from deemed disposal of equity investments	—	(141,194,852)
Gain from step acquisition arising from revaluation of previously held equity interest	(53,581,440)	—
Share of amortization of equity investments’ intangible assets not on their books	398,066	279,298
Assets write-down	—	280,591,210

Non-GAAP profit for the period	510,869,854	367,672,736

Operating segment information

	For the Three Months Ended
	December 31, 2014	% of Revenue	December 31, 2015	% of Revenue	% Change
	RMB000s		RMB000s
	Unaudited		Unaudited
Advertising business
- Revenue	448,944		455,182		1.4%
- Gross profit	339,067	75.5%	371,926	81.7%	9.7%
- Operating profit	112,472	25.1%	134,617	29.6%	19.7%
- Non-GAAP operating profit	128,100	28.5%	144,742	31.8%	13.0%

EP platform business
- Revenue	339,654		604,531		78.0%
- Gross profit	197,919	58.3%	437,507	72.4%	121.1%
- Operating profit/(loss)	12,209	3.6%	(502,530)	(83.1%)	(4,216.1%)
- Non-GAAP operating profit/(loss)	35,285	10.4%	(43,804)	(7.2%)	(224.1%)

Digital marketing solutions business
- Revenue	186,617		179,635		(3.7%)
- Gross profit	130,526	69.9%	93,334	52.0%	(28.5%)
- Operating profit	69,543	37.3%	3,782	2.1%	(94.6%)
- Non-GAAP operating profit	76,031	40.7%	7,782	4.3%	(89.8%)

Operating segment information

	For the Year Ended
	December 31, 2014	% of Revenue	December 31, 2015	% of Revenue	% Change
	RMB000s		RMB000s
	Unaudited		Unaudited
Advertising business
- Revenue	1,233,190		1,619,463		31.3%
- Gross profit	1,011,997	82.1%	1,297,630	80.1%	28.2%
- Operating profit	330,470	26.8%	389,990	24.1%	18.0%
- Non-GAAP operating profit	358,249	29.1%	439,464	27.1%	22.7%

EP platform business
- Revenue	870,713		1,935,559		122.3%
- Gross profit	645,056	74.1%	1,263,307	65.3%	95.8%
- Operating profit/(loss)	135,361	15.5%	(907,437)	(46.9%)	(770.4%)
- Non-GAAP operating profit/(loss)	170,717	19.6%	(80,949)	(4.2%)	(147.4%)

Digital marketing solutions business
- Revenue	355,035		456,532		28.6%
- Gross profit	204,874	57.7%	220,994	48.4%	7.9%
- Operating profit	61,427	17.3%	37,891	8.3%	(38.3%)
- Non-GAAP operating profit	70,568	19.9%	51,799	11.3%	(26.6%)

SELECTED CONSOLIDATED FINANCIAL DATA

Consolidated statements of financial position data

	December 31, 2014	December 31, 2015
	RMB	RMB
	Audited	Unaudited
Assets
Trade receivables	1,343,373,607	1,899,789,400
Bills receivables	104,716,846	147,660,156
Restricted cash	—	350,654,400
Time deposits	61,190,000	100,000,000
Cash and cash equivalents	1,221,472,624	2,940,874,390
Other current assets	186,260,356	2,446,069,562
Non-current assets	758,293,805	5,204,405,266

Total assets	3,675,307,238	13,089,453,174

Liabilities
Trade payables	589,152,700	987,424,361
Other current liabilities	838,380,130	1,673,076,583
Non-current liabilities	86,859,499	1,813,708,760

Total liabilities	1,514,392,329	4,474,209,704

Total equity	2,160,914,909	8,615,243,470

Total liabilities and equity	3,675,307,238	13,089,453,174